

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

September 16, 2016

Via E-mail
Mr. Robert S. Taylor
Chief Financial Officer
Superior Energy Services, Inc.
1001 Louisiana Street, Suite 2900
Houston, Texas 77002

> **Re: Superior Energy Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 1-34037**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2015

Financial Statements

1.   We note you began separately reporting revenues associated with services and rentals and some costs of these two sources in the periodic report covering your second fiscal quarter of 2014. We also note you continue to report such costs with the parenthetical notation "exclusive of items shown separately below." However, there is no indication in the three lines which follow (i.e. DD&A, G&A, and Reduction in value of assets), before your preliminary measure "Income (loss) from operations," of the amounts specifically associated with each cost of revenue category.

The presentation appears in contrast to that of your quarterly results on page 55, which indicates that of these three line items, only DD&A is attributable to cost of revenues in computing your measure of gross profit.

Please revise as necessary to clarify the nature of the three line items and the extent to which these are fully attributable to cost of revenues. As the guidance in Rule 5-03.2 of Regulation S-X requires that you separately identify the costs associated with each source of revenues that you are required to report, it appears you should also specify the extent to which the excluded amounts are attributable to either cost of services or cost of rentals. If you have excluded amounts other than DD&A, explain to us your basis and rationale.

2.   We note that you refer to "product and service lines" or "major product and service lines" in discussing each of your reportable operating segments in MD&A, but have not indicated the extent to which changes in revenues or costs are specifically attributable to changes in prices or quantities of products sold, nor provided differentiation in addressing the change in activity between product sales and service revenues.

Please clarify the relative significance of this activity in your disclosures and submit for our review a schedule of revenues and cost of revenues – including any amounts attributable to cost of revenues that have been reported on other line items – for each of the last three fiscal years and subsequent interim periods, and for each reportable segment disaggregated according to the three categories of products, services, and rentals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert S. Taylor
Superior Energy Services, Inc.
September 16, 2016

   You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief
        Office of Natural Resources